

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549


SEC MAIL PROCESSING
RECEIVED
JUL 07 2003
WASH, D.C.
155
SECTION

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2002

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from _______ to _______

Commission File Number 1-8086

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan
6 Rubber Avenue
Naugatuck, Connecticut, 06770

Total Number of Pages in this Document is 14.

REQUIRED INFORMATION

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator of the General DataComm Industries, Inc. Retirement Savings and Deferred Profit Sharing Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

By: ______________________

William G. Henry
for Plan Administrator

Date: July 1, 2003

General DataComm Industries, Inc.
Contents
December 31, 2002 and 2001

* Other supplemental schedules required by the Employee Retirement Income Security Act of 1974 are not included as supplemental schedules because they are not applicable.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Participants and Plan Administrator of
General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the General DataComm Industries, Inc. Retirement Savings and Deferred Profit Sharing Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as whole.

The Plan sponsor filed for bankruptcy protection under Chapter 11 on November 2, 2001. While the resolution of matters relating to the Chapter 11 filing are not currently determinable, the Plan sponsor does not intend to discontinue or terminate the Plan.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 23, 2003

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan
Statements of Net Assets Available for Benefits
At December 31, 2002 and 2001

	2002	2001
Assets		
Investments (Notes 2 and 3)	$ 19,789,090	$ 29,333,364
Employee contributions receivable	-	17,131
Net assets available for benefits	$ 19,789,090	$ 29,350,495

The accompanying notes are an integral part of the financial statements.

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2002

Additions to net assets attributed to	
Investment income	
Interest and dividend income	$ 588,824
	588,824
Contributions	
Employee contributions	549,351
Rollover contributions	27,216
	576,567
Total additions	1,165,391
Deductions from net assets attributed to	
Distributions to participants	6,587,038
Net depreciation in fair value of investments	4,139,758
Total deductions	10,726,796
Net decrease	(9,561,405)
Net assets available for benefits	
Beginning of year	29,350,495
End of year	$ 19,789,090

The accompanying notes are an integral part of the financial statements.

1. Description of the Plan

General DataComm Industries, Inc. Retirement Savings and Deferred Profit Sharing Plan (the "Plan") is a defined contribution plan covering all eligible full-time and part-time employees of General DataComm Industries, Inc. (the "Company"). The Plan is administered by the Company who is responsible for the administrative and investment decisions of the Plan. The Company has appointed T. Rowe Price ("Trustee") as trustee and to assist in administration of the Plan.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Plan sponsor filed for bankruptcy protection under Chapter 11 on November 2, 2001. While the resolution of matters relating to the Chapter 11 filing are not currently determinable, the Plan sponsor does not intend to discontinue or terminate the Plan.

Contributions

Employees may elect to contribute up to 50 percent of their pretax earnings or $11,000 whichever is less. Participants who are at least 50 years of age may contribute up to an additional $1,000, giving a total contribution limit of $12,000 in accordance with the Plan and Internal Revenue Service ("IRS") limitations. The Company intends to allow higher contributions in the future as such contributions become allowable by the IRS. The Plan does not allow contributions on an after-tax basis. Contribution rates may be changed monthly. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers eleven mutual funds as investment options for participants. On August 23, 2001, due to the fact that the Company's common stock was no longer traded on a nationally recognized exchange, the Plan was amended to no longer allow the purchase of Company stock as an investment option.

Prior to December 17, 2001, the Plan provided that the Company would make a matching contribution in an amount equal to fifty percent of an employee's pretax contributions, not to exceed two percent of the employee's eligible compensation, subject to certain limitations. Subsequent to December 17, 2001, the Plan was amended to eliminate the matching contribution provisions.

The Company may also make profit sharing contributions to the Plan each year based upon a percentage of the Company's fiscal year consolidated operating profits (as defined in the Plan) in accordance with the formula identified below. The profit sharing contribution is allocated to eligible participants' (as defined in the Plan) in the proportion that the eligible participant's compensation during the Plan year bears to the aggregate compensation during the Plan year of all eligible participants'.

Operating Profit as Percentage of Net Revenues	Percentage of Operating Profits Contributed to the Plan
Up to 9 percent	5 percent of the initial 9 percent of operating profits.
Over 9 percent, but not more than 17 percent	5 percent of the initial 9 percent of operating profits, plus 10 percent of operating profits between 9 percent and 17 percent of net revenues.
Over 17 percent	5 percent of the initial 9 percent of operating profits, plus 10 percent of operating profits between 9 percent and 17 percent of net revenues, plus 15 percent of operating profits in excess of 17 percent of net revenues.

A contribution in excess of the amount determined by the above formula may be made, at the discretion of the Company. There were no Company profit sharing contributions made during the year ended December 31, 2002.

Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are collateralized by the balance in the participant's account and bear interest at the prime rate in effect at the beginning of the calendar quarter prior to the loan, plus one percent. Principal and interest is paid ratably through monthly payroll deductions. The maximum term of a loan is generally five years. Participants can have no more than one loan outstanding at any given time.

Participant Accounts
Each participant's account is credited with the participant's contributions and allocations of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit which a participant is entitled is the benefit that can be provided from the participant's vested account balance.

Vesting
Participants are fully vested in the value of employee contributions and earnings or losses recognized thereon. Participants are vested in employer contribution amounts based upon length of service and become fully vested upon the earliest of the following events: (1) death; (2) normal retirement; (3) permanent and total disability; or (4) after three years of service. Vesting occurs as follows:

Completed Years of Continuous Service	Vested Percentage
Less than two years	0%
Two years, but less than three years	50%
Three years or more	100%

Payment of Benefits and Withdrawals
When a participant's employment ceases as a result of retirement, disability or termination, the vested value of the participant's account is generally paid out of the Plan. Participants whose vested balance exceeds $3,500 may elect to leave their account in the Plan. When a participant's employment ceases as a result of death, the designated beneficiary will be paid in accordance with the provisions and payment method elections specified in the Plan.

Subject to the terms of the Plan and the Internal Revenue Code, continuing participants may only withdraw funds from their pretax contribution accounts by attaining age 59-1/2, terminating employment, or receiving approval for hardship withdrawal.

Forfeitures
Forfeitures can be utilized to pay Plan expenses, which may otherwise be paid by the Company, or reduce employer matching contributions. No forfeitures were utilized during 2002. For the year ended December 31, 2002, approximately $36,000 of previously forfeited nonvested accounts were reallocated to participant fund balances under the provisions of the Plan. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $114,528 and $133,579, respectively.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are prepared on an accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of additions and deductions during the reporting periods. Actual results could differ from those estimates.

Risks and Uncertainties
The Plan provides for various investment options in any combination of mutual funds offered by the Plan. On August 23, 2001, due to the fact that the Company's common stock was no longer traded on a nationally recognized exchange, the Plan was amended to no longer allow the purchase of Company stock as an investment option. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Investment Valuation and Income Recognition
The mutual fund accounts are stated at fair value, which is based upon quoted market prices that represent the net asset value of shares held by the Plan at year-end. The Company stock is valued at its quoted market price. Participant loans are valued at cost, which approximates fair value.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consist of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales are recorded at the trade date and interest income is recorded on the accrual basis.

Plan Expenses
The Plan provides that all costs and expenses incurred in administering the Plan shall be paid by the Plan.

Payment of Benefits
Benefits are recorded when paid.

3. Investments

The following are investments that represent 5 percent or more of the Plan's net assets:

	December 31, 2002	December 31, 2001
T. Rowe Price Funds:		
U.S. Treasury Money Fund, 2,450,050 and 3,426,841 shares, respectively	$ 2,450,050	$ 3,426,841
Stable Value Fund, 4,861,175 and 5,721,498 shares, respectively	$ 4,861,175	$ 5,721,498
Equity Income Fund, 248,315 and 314,297 shares, respectively	$ 4,914,147	$ 7,433,114
New American Growth Fund, 51,409 and 71,821 shares, respectively	$ 1,134,082	$ 2,217,119
International Stock Fund, 114,340 and 141,351 shares, respectively	$ 1,015,335	$ 1,553,451
Science & Technology Fund, 174,315 and 218,481 shares, respectively	$ 2,166,730	$ 4,570,622
Equity Index 500 Fund, 51,716 and 66,548 shares, respectively	$ 1,224,107	$ 2,052,348

During 2002, the Plan's investments (including realized gains and losses and the unrealized appreciation and depreciation on those investments), depreciated in value by $4,139,758 as follows:

Mutual funds	$ (4,162,397)
Common stock	22,639
	$ (4,139,758)

4. Plan Termination

The Company has reserved the right to amend the Plan to discontinue its contributions at any time and/or to terminate the Plan subject to the provisions of ERISA. As discussed in Note 1, the Company amended the Plan to discontinue the employer matching contributions for the Plan year ended December 31, 2001 and thereafter. In the event of complete or partial termination, all participants and/or beneficiaries shall be fully vested with nonforfeitable rights in the value of their accounts.

5. Related-Party Transactions

Certain Plan investments are shares of mutual funds administered by T. Rowe Price, the trustee as defined by the Plan and, therefore, these transactions qualify as related-party transactions.

Certain administrative functions are performed by employees of the Company. No employee receives compensation from the Plan.

6. Tax Status

The IRS has determined and informed the Company by a letter dated November 25, 2002, that the Plan and related trust are designed in accordance with the applicable requirements of the Internal Revenue Code. There have been no further amendments to the Plan since receiving the determination letter. Therefore, no provision for income taxes has been included in the Plan's financial statements.

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2002

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest collateral, par, or maturity value	(d) Cost	(e) Current value
*	T. Rowe Price Funds	T. Rowe Price U.S. Treasury Money Fund, 2,450,050 shares	**	$ 2,450,050
*	T. Rowe Price Funds	T. Rowe Price Stable Value Fund, 4,861,175 shares	**	4,861,175
*	T. Rowe Price Funds	T. Rowe Price Equity Income Fund, 248,315 shares	**	4,914,147
*	T. Rowe Price Funds	T. Rowe Price New American Growth Fund, 51,409 shares	**	1,134,082
*	T. Rowe Price Funds	T. Rowe Price International Stock Fund, 114,340 shares	**	1,015,335
*	T. Rowe Price Funds	T. Rowe Price Science and Technology Fund, 174,315 shares	**	2,166,730
*	T. Rowe Price Funds	T. Rowe Price Equity Index 500 Fund, 51,716 shares	**	1,224,107
*	T. Rowe Price Funds	T. Rowe Price Spectrum Income Fund, 68,456 shares	**	736,590
*	T. Rowe Price Funds	T. Rowe Price Balanced Fund, 25,287 shares	**	392,196
*	T. Rowe Price Funds	T. Rowe Price Mid Cap Growth Fund, 14,876 shares	**	461,742
*	T. Rowe Price Funds	T. Rowe Price Blue Chip Growth Fund, 9,641 shares	**	211,610
*	General DataComm Industries, Inc.	Common Stock, par value $0.10 per share, 1,838,162 shares	**	55,145
*	Participants	Participant loans with interest rates between 7.75% and 10.50%, maturing from September 2001 to November 2007, collateralized by participant account balances	**	166,181
			**	$ 19,789,090

* Identified as a party-in-interest.

** *Cost information has been omitted for participant directed investments.*

General DataComm Industries, Inc.
Retirement Savings and Deferred Profit Sharing Plan
Schedule G – Part I - Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible
December 31, 2002

(a)	(b) Identity and address of obligor	(c) Original amount of loan	Amounts received during the reporting year (d) Principal	Amounts received during the reporting year (e) Interest	(f) Unpaid balance at end of year	(g) Detailed description of loan including dates of making and maturity, interest rate, the type and value of collateral, any renegotiation of the loan and the terms of the renegotiation and other material items	Amounts overdue (h) Principal	Amounts overdue (i) Interest
*	Arthur Lorensen	$ 8,300	$ 905	$ 395	$ 5,939	Participant loan, dated September 25, 2000, 10% interest rate	$ 900	$ 319
*	John McCluskey	$ 5,000	-	-	$ 4,880	Participant loan, dated June 22, 2001, 10% interest rate	$ 1,128	$ 585

* Identified as a party-in-interest.



PricewaterhouseCoopers LLP
100 Pearl Street
Hartford CT 06103
Telephone (860) 241 7000
Facsimile (860) 241 7590

Consent of Independent Auditors

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 33-37266) of General DataComm Industries, Inc. of our report dated June 23, 2003 relating to the financial statements of the General DataComm Industries, Inc. Retirement Savings and Deferred Profit Sharing Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Hartford, Connecticut
June 27, 2003